[BAKER BOTTS LLP LETTERHEAD]

April 6, 2006

Via Fax No. (202) 772-9205 /9256
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn: Cheryl Grant

  Re:
  Liberty Media Corporation (the "Old Liberty")
  Schedule 14A—Amendment No. 3 (File No. 001-16615)

  Liberty Media Holding Corporation ("New Liberty")
  Registration Statement on Form S-4 (File No. 333-132452)

Dear Ms. Grant:

        Reference is made to the Staff's letter dated March 24, 2006 with respect to the above referenced filings (the "March Staff Letter") and the response letter of Old Liberty dated March 30, 2005 with respect thereto (the "March Company Letter"). We understand that the Staff is comfortable with the responses provided by Old Liberty in the March Company Letter.

        As we discussed, our clients are hoping to file the definitive versions of their filings today and commence mailing the proxy statement/prospectus on Tuesday, April 11. As you know, they have announced that Old Liberty's annual stockholder meeting will be held on May 9, and the record date for the meeting is 5:00 p.m., New York City time, on April 6, 2006, subject to the effectiveness of New Liberty's registration statement.

        This correspondence and the pages of the proxy statement/prospectus provided herewith are being submitted to you supplementally, prior to the definitive filings, in the interest of ensuring that the Staff is comfortable with the few substantive changes being made to the disclosure. Please note that the changes on pages 14-15 have been made in response to Comment No. 1 in the March Staff Letter (and are consistent with the corresponding changes made to page B-2-1 in response to Comment No. 1 in the March Staff Letter), and the changes on pages II-8 and II-9 reflect our prior discussions regarding the inclusion of the 'new' Item 512 undertakings. The balance of the pages reflect changes made as a result of Old Liberty not yet receiving a tax ruling that the restructuring will not result in a "significant modification" of its outstanding publicly-traded debt securities. Our clients had anticipated receiving the tax ruling prior to making their definitive filings. Unfortunately, due to administrative delays, the tax ruling has not yet been received, and the determination was made that the tax disclosure should be revised accordingly.

        Please call me at 212.408.2503 if you have any questions with respect to the foregoing. Thank you.

Sincerely,
/s/ RENEE L. WILM Renee L. Wilm